UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 20, 2005

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
April 20, 2005

Item 2.02 Results of Operations and Financial Condition

On April 20, 2005, First Midwest Bancorp, Inc. issued a press release announcing its earnings results for the quarter ended March 31, 2005. This press release, dated April 20, 2005, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by First Midwest Bancorp, Inc. dated April 20, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	First Midwest Bancorp, Inc.
	(Registrant)

Date: April 20, 2005   /s/ STEVEN H. SHAPIRO
                                        Steven H. Shapiro
                                        Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO]   **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE   **CONTACT: Michael L. Scudder**

EVP, Chief Financial Officer
(630) 875-7283

TRADED: Nasdaq   **Steven H. Shapiro**

SYMBOL: FMBI   **EVP, Corporate Secretary**

(630) 875-7345

www.firstmidwest.com

FIRST MIDWEST REPORTS STRONG SECOND QUARTER RESULTS

2nd QUARTER 2005 HIGHLIGHTS:

- **EPS of $0.58 Reflects 9.4% Increase Over 2nd Quarter 2004**

- **Annualized Commercial Loan Growth Up 19.6% vs. 1st Quarter 2005**

- **ROE of 19.9%; ROA 1.52%**

- **Record Low Nonperforming Asset Levels**

- **Efficiency Ratio Improved to 48.7%**

ITASCA, IL, JULY 27, 2005 – First Midwest Bancorp, Inc. ("First Midwest") **(Nasdaq: FMBI),** the premier relationship-based banking franchise in the growing Chicagoland banking market, today reported that its net income for second quarter ended June 30, 2005 increased by 9.4% on a per diluted share basis to $26.5 million, or $0.58 per diluted share, from 2004's second quarter of $24.7 million, or $0.53 per diluted share. Solid second quarter 2005 performance resulted in an annualized return on average assets of 1.52%, as compared to 1.44% for second quarter 2004, and an annualized return on average equity of 19.9%, as compared to 19.2% for second quarter 2004.

For the first six months of 2005, net income increased 7.7% on a per diluted share basis to $51.7 million, or $1.12 per diluted share, as compared to the same period in 2004 of $48.7 million, or $1.04 per diluted share.

"I am extremely pleased with the results and operating performance during 2005's first half," said First Midwest President and Chief Executive Officer John O'Meara. "Corporate loan growth continues to show strong momentum, with middle market, agricultural and small business lending performance exceeding our expectations. Credit costs remain low, asset quality is at historically high levels and our fee-based revenues continue to improve. We have also succeeded in maintaining balanced margin performance as interest rates have evolved. We believe the momentum that we described in our last earnings call is manifesting itself in second quarter results. We remain very optimistic for the balance of the year in light of the trends which we are experiencing."

Earnings Guidance Reaffirmed

First Midwest expects its earnings to continue to benefit from the combination of continued low credit costs, improved fee revenues and controlled expenses. First Midwest's net interest margin should fluctuate within a narrow band through the remainder of 2005 as earning asset growth, liability mix, interest rate changes and competitive pricing pressures all work together to influence performance. First Midwest reaffirms its 2005 earnings guidance of $2.26 to $2.36 per diluted share. Results within this range are largely dependent upon net interest margin performance.

Improved Net Interest Margin

First Midwest's net interest income was $59.4 million for second quarter 2005, up 6.0% from $56.0 million for 2004's second quarter. Net interest margin for second quarter 2005 was 3.93%, up from 3.87% for first quarter 2005 and 3.81% for second quarter 2004. This result reflects the positive impact of comparatively higher short-term interest rates on loan yields and the lagging effects on repricing deposit costs, both of which were offset, in part, by the impact of a flattening yield curve on longer-term asset yields. Given the expectation for continued, measured Federal Reserve tightening and a relatively flat yield curve, quarterly margins for the second half of 2005 are anticipated to vary within the range of 3.85% to 3.90%.

Increases in Loan Growth and Funding

Total loans of $4.2 billion as of June 30, 2005 increased 1.7% from March 31, 2005, or 6.8% annualized, a result of strong growth in commercial, agricultural and real estate commercial lending. Commercial loan growth accelerated from first quarter 2005, as evidenced by a 4.9% increase, or 19.6% annualized, in commercial loans outstanding as of June 30, 2005. First Midwest remains optimistic on continued commercial, agricultural and commercial real estate loan growth for the remainder of 2005.

Total loans of $4.2 billion at June 30, 2005 were 1.2% higher than at June 30, 2004. Increases in commercial, agricultural and real estate commercial loans were partly offset by First Midwest's decisions in 2004 to cease indirect consumer lending activities and to securitize a portion of its real estate 1-4 family loan portfolio. Excluding both indirect consumer and real estate 1-4 family loan categories from both periods, total loans as of June 30, 2005 were 6.1% higher than at June 30, 2004.

Average deposits for second quarter 2005 totaled $5.1 billion, an increase of 3.8% as compared to first quarter 2005 reflecting growth in time deposits as well as seasonal growth in transactional deposits. In comparison to second quarter 2004, average deposits increased 3.7%, as demand deposits grew 4.3% and time deposits grew 14.8%.

Noninterest Income and Expense

First Midwest's total noninterest income for second quarter 2005 was $19.7 million, up 3.0% from $19.1 million in second quarter 2004. Excluding $2.7 million in security gains and $1.4 million in debt extinguishment losses from second quarter 2004 performance, noninterest income increased 10.3% in second quarter 2005. This improvement reflects stronger performance in virtually all revenue categories.

Total noninterest expense for second quarter 2005 was $41.2 million, up from $40.0 million in second quarter 2004. This quarter's performance reflects comparatively higher salaries, employee benefits, professional services and occupancy expenses, partly offset by lower technology-related and other costs. First Midwest's efficiency ratio was 48.7% for second quarter 2005, improved from 49.9% for second quarter 2004.

Credit Quality at Record Levels

First Midwest's overall credit quality continued to improve during second quarter 2005, with nonperforming assets as of June 30, 2005 decreasing by 27.2% to $14.3 million from $19.7 million at March 31, 2005. Net charge-offs for second quarter 2005 improved to 0.17% of average loans, a 52.8% reduction from 0.36% for first quarter 2005. As of June 30, 2005, nonperforming assets, including foreclosed real estate, represented an historical low of 0.34% of loans. As of June 30, 2005, the reserve for loan losses stood at 1.33% of total loans as compared to 1.35% as of March 31, 2005 and represented 493% of nonperforming loans.

Loans past due 90 days and still accruing totaled $7.5 million as of June 30, 2005, up from $4.6 million as of March 31, 2005. This linked quarter decline in nonperforming assets together with the increase in loans past due 90 days and still accruing reflected the transfer to accruing status of a $3.6 million nonperforming real estate construction credit acquired from CoVest Banc in 2003. This credit was returned to accruing status as First Midwest expects its remediation efforts to result in recoveries in excess of book balance over the next three quarters.

Solid Capital Management

As of June 30, 2005, First Midwest's Total Risk Based Capital ratio was 11.4%, compared to 11.5% as of June 30, 2004. The Tier 1 Risk Based Capital ratio was 10.3%, compared to 10.4%, as of June 30, 2004. First Midwest's Tier 1 Leverage Ratio of 8.1% as of June 30, 2005 improved from 8.0% as of June 30, 2004.

During the second quarter of 2005, First Midwest declared a dividend of $0.25 per share, up 13.6% from 2004's second quarter dividend of $0.22 per share. During the first six months of 2005, First Midwest also repurchased 723,220 shares of its common stock at an average price of approximately $34.53 per share funded by cash on hand. During second quarter 2005, First Midwest extended its stock repurchase authorization to include an additional 2.5 million shares. As a result, approximately 2.2 million shares remained under First Midwest's existing repurchase authorization as of June 30, 2005.

About First Midwest

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 67 offices located in 49 communities, primarily in northeastern Illinois. First Midwest is the 2004 recipient of the Illinois Bank Community Service Award and was honored by *Chicago* magazine in its October 2004 issue as one of the 25 best places to work in Chicago, the only bank to be so honored.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in First Midwest Bancorp's 2004 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:

- Operating Highlights, Balance Sheet Highlights and Stock Performance Data (1 page)
- Condensed Consolidated Statements of Condition (1 page)
- Condensed Consolidated Statements of Income (1 page)
- Selected Quarterly Data and Asset Quality (1 page)

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables and certain additional unaudited selected financial information (totaling 3 pages) are available through the "Investor Relations" section of First Midwest's website at *www.firstmidwest.com*.

Operating Highlights	Quarters Ended		Six Months Ended	
Unaudited	June 30,		June 30,	
(Amounts in thousands except per share data)	**2005**	2004	**2005**	2004
Net income	$ **26,510**	$ 24,712	$ **51,717**	$ 48,744
Diluted earnings per share	$ **0.58**	$ 0.53	$ **1.12**	$ 1.04
Return on average equity	**19.85%**	19.17%	**19.50%**	18.56%
Return on average assets	**1.52%**	1.44%	**1.51%**	1.43%
Net interest margin	**3.93%**	3.81%	**3.90%**	3.89%
Efficiency ratio	**48.75%**	49.89%	**49.30%**	50.21%

Balance Sheet Highlights
Unaudited

(Amounts in thousands except per share data)	**Jun. 30, 2005**	Jun. 30, 2004
Total assets	$ **7,073,141**	$ 6,834,285
Total loans	**4,223,168**	4,173,229
Total deposits	**5,088,429**	4,892,602
Stockholders' equity	**537,084**	506,901
Book value per share	$ **11.83**	$ 10.87
Period end shares outstanding	**45,399**	46,632

Stock Performance Data	Quarters Ended		Six Months Ended	
Unaudited	June 30,		June 30,	
	2005	2004	**2005**	2004
Market Price:				
Quarter End	$ **35.08**	$ 35.21	$ **35.08**	$ 35.21
High	$ **36.45**	$ 36.03	$ **36.75**	$ 36.03
Low	$ **31.25**	$ 32.33	$ **31.25**	$ 31.13
Quarter end price to book value	**3.0 x**	3.2 x	**3.0 x**	3.2 x
Quarter end price to consensus estimated 2005 earnings	**15.3 x**	N/A	**15.3 x**	N/A
Dividends declared per share	$ **0.25**	$ 0.22	$ **0.49**	$ 0.44

Condensed Consolidated Statements of Condition

Unaudited [1]

(Amounts in thousands)	June 30, 2005	June 30, 2004
Assets		
Cash and due from banks	$ 138,719	$ 160,501
Funds sold and other short-term investments	7,248	9,375
Securities available for sale	2,264,616	2,062,707
Securities held to maturity, at amortized cost	67,503	61,679
Loans	4,223,168	4,173,229
Reserve for loan losses	(56,262)	(56,686)
Net loans	4,166,906	4,116,543
Premises, furniture and equipment	92,002	91,477
Investment in corporate owned life insurance	153,777	148,932
Goodwill and other intangible assets	95,647	97,658
Accrued interest receivable and other assets	86,723	85,413
Total assets	$ 7,073,141	$ 6,834,285
Liabilities and Stockholders' Equity		
Deposits	$ 5,088,429	$ 4,892,602
Borrowed funds	1,249,814	1,250,753
Subordinated debt – trust preferred securities	132,707	127,547
Accrued interest payable and other liabilities	65,107	56,482
Total liabilities	6,536,057	6,327,384
Common stock	569	569
Additional paid-in capital	61,477	66,760
Retained earnings	736,779	678,342
Accumulated other comprehensive income (loss)	9,344	(10,543)
Treasury stock, at cost	(271,085)	(228,227)
Total stockholders' equity	537,084	506,901
Total liabilities and stockholders' equity	$ 7,073,141	$ 6,834,285

(1) While unaudited, the Condensed Consolidated Statements of Condition have been prepared in accordance with U.S. generally accepted accounting principles and, as of June 30, 2004, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent external auditor, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended June 30, 2005.

Condensed Consolidated Statements of Income *Unaudited* [1]	Quarters Ended June 30,		Six Months Ended June 30,	
(Amounts in thousands except per share data)	**2005**	2004	**2005**	2004
Interest Income				
Loans	**$ 64,325**	$ 54,503	**$ 123,940**	$ 109,148
Securities	**24,844**	21,844	**48,328**	44,488
Other	**89**	198	**145**	298
Total interest income	**89,258**	76,545	**172,413**	153,934
Interest Expense				
Deposits	**20,204**	13,556	**37,364**	27,225
Borrowed funds	**7,599**	4,949	**14,422**	9,766
Subordinated debt – trust preferred securities	**2,044**	1,992	**4,107**	4,006
Total interest expense	**29,847**	20,497	**55,893**	40,997
Net interest income	**59,411**	56,048	**116,520**	112,937
Provision for Loan Losses	**1,800**	2,405	**4,950**	4,333
Net interest income after provision for loan losses	**57,611**	53,643	**111,570**	108,604
Noninterest Income				
Service charges on deposit accounts	**7,446**	7,041	**14,139**	13,282
Trust and investment management fees	**3,150**	3,038	**6,279**	6,000
Other service charges, commissions, and fees	**4,402**	3,834	**8,212**	7,466
Card-based fees	**2,620**	2,349	**4,967**	4,495
Corporate owned life insurance income	**1,223**	1,244	**2,418**	2,511
Security (losses) gains, net	**(16)**	2,663	**2,545**	4,602
(Losses) on early extinguishments of debt	**-**	(1,413)	**-**	(2,653)
Other	**848**	351	**1,259**	789
Total noninterest income	**19,673**	19,107	**39,819**	36,492
Noninterest Expense				
Salaries and employee benefits	**24,059**	21,755	**46,912**	43,871
Net occupancy expense	**4,027**	3,772	**8,288**	7,875
Equipment expenses	**2,073**	2,258	**4,168**	4,500
Technology and related costs	**1,396**	2,007	**2,777**	4,042
Other	**9,690**	10,185	**18,872**	19,894
Total noninterest expense	**41,245**	39,977	**81,017**	80,182
Income before taxes	**36,039**	32,773	**70,372**	64,914
Income tax expense	**9,529**	8,061	**18,655**	16,170
Net Income	**$ 26,510**	$ 24,712	**$ 51,717**	$ 48,744
Diluted Earnings Per Share	**$ 0.58**	$ 0.53	**$ 1.12**	$ 1.04
Dividends Declared Per Share	**$ 0.25**	$ 0.22	**$ 0.49**	$ 0.44
Weighted Average Diluted Shares Outstanding	**45,900**	46,976	**46,031**	46,964

(1)   *While unaudited, the Condensed Consolidated Statements of Income have been prepared in accordance with U.S. generally accepted accounting principles and, for the quarter and six months ended June 30, 2004, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent external auditor, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter and six months ended June 30, 2005.*

Selected Quarterly Data

Unaudited

(Amounts in thousands except per share data)	Year to Date		Quarters Ended				
	6/30/05	6/30/04	**6/30/05**	3/31/05	12/31/04	9/30/04	6/30/04
Net interest income	**$ 116,520**	$ 112,937	**$ 59,411**	$ 57,109	$ 58,393	$ 57,534	$ 56,048
Provision for loan losses	**4,950**	4,333	**1,800**	3,150	5,350	3,240	2,405
Noninterest income	**39,819**	36,492	**19,673**	20,146	24,076	18,813	19,107
Noninterest expense	**81,017**	80,182	**41,245**	39,772	42,797	40,359	39,977
Net income	**51,717**	48,744	**26,510**	25,207	25,220	25,172	24,712
Diluted earnings per share	**$ 1.12**	$ 1.04	**$ 0.58**	$ 0.55	$ 0.54	$ 0.54	$ 0.53
Return on average equity	**19.50%**	18.56%	**19.85%**	19.14%	18.57%	19.03%	19.17%
Return on average assets	**1.51%**	1.43%	**1.52%**	1.49%	1.46%	1.45%	1.44%
Net interest margin	**3.90%**	3.89%	**3.93%**	3.87%	3.94%	3.90%	3.81%
Efficiency ratio	**49.30%**	50.21%	**48.75%**	49.88%	50.43%	49.60%	49.89%
Period end shares outstanding	**45,399**	46,632	**45,399**	45,732	46,065	46,370	46,632
Book value per share	**$ 11.83**	$ 10.87	**$ 11.83**	$ 11.35	$ 11.55	$ 11.56	$ 10.87
Dividends declared per share	**$ 0.49**	$ 0.44	**$ 0.25**	$ 0.24	$ 0.24	$ 0.22	$ 0.22

Asset Quality

Unaudited

(Amounts in thousands)	Year to Date		Quarters Ended				
	6/30/05	6/30/04	**6/30/05**	3/31/05	12/31/04	9/30/04	6/30/04
Nonaccrual loans	**$ 11,419**	$ 24,621	**$ 11,419**	$ 16,407	$ 19,197	$ 22,267	$ 24,621
Foreclosed real estate	**2,905**	4,602	**2,905**	3,270	3,736	4,528	4,602
Loans past due 90 days and still accruing.	**7,463**	4,160	**7,463**	4,625	2,658	3,108	4,160
Nonperforming loans to loans	**0.27%**	0.59%	**0.27%**	0.39%	0.46%	0.53%	0.59%
Nonperforming assets to loans plus foreclosed real estate	**0.34%**	0.70%	**0.34%**	0.47%	0.55%	0.64%	0.70%
Nonperforming assets plus loans past due 90 days to loans plus foreclosed real estate	**0.52%**	0.80%	**0.52%**	0.58%	0.62%	0.71%	0.80%
Reserve for loan losses to loans	**1.33%**	1.36%	**1.33%**	1.35%	1.37%	1.35%	1.36%
Reserve for loan losses to nonperforming loans	**493%**	230%	**493%**	343%	295%	255%	230%
Provision for loan losses	**$ 4,950**	$ 4,333	**$ 1,800**	$ 3,150	$ 5,350	$ 3,240	$ 2,405
Net loan charge-offs	**5,406**	4,051	**1,782**	3,624	5,339	3,219	2,347
Net loan charge-offs to average loans	**0.26%**	0.20%	**0.17%**	0.36%	0.51%	0.30%	0.23%